

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2006

Mr. Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508

> **Re: Stone Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **Response letter dated May 24, 2006**
> **File No. 001-12074**

Dear Mr. Beer:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Properties, page 14

Oil and Natural Gas Reserves, page 15

Acquisition, Production and Drilling Activity, page 16

1. We note that you did not comply with prior comment 2, advising that presentation of asset retirement costs as a separate line item within the table of capitalized costs is not consistent with SFAS 143 or SFAS 69. We continue to believe such costs should be characterized as acquisition, exploration or development. We reissue prior comment 2.

Management's Discussion and Analysis, page 22

Results of Operations, page 25

2.   You explain in response to comment 6 that you believe no revision to the captions
        of the tables is necessary because you state in the opening paragraph that "...All
        period to period comparisons are based on restated amounts…" We continue to
        believe that even though you discuss the restatement in an explanatory note at the
        beginning of the document, and state that "the information herein reflects the
        restatements described above…" you should label tables with restated
        information as restated.   We reissue prior comment 6.

Financial Statements

Note 1 – Restatement of Historical Financial Statements, page F-8

3.   We note your response to comment 9, explaining that your approach in presenting
        error correction disclosures for the quarterly information is consistent with those
        of other companies in similar reporting situations, and that you discussed your
        approach with the Staff prior to filing. Unfortunately, the view we endeavored to
        convey was not sufficiently understood. Accepting disclosures of restated
        quarterly information in an annual report, in lieu of filing amendments to the
        quarterly reports, is an accommodation offered with the understanding that such
        disclosures would provide detail comparable to that which would be available in
        amendments to the quarterly reports, specifically as they relate to the line items
        and periods covered, which should include the six and nine month interim periods
        in addition to the individual quarters. We reissue prior comment 9.

Note 13 – Oil and Gas Reserve Information – Unaudited, page F-27

4.   We note your response to prior comment 13 explaining that you plan to revise
        your disclosures to replace the term *engineered* with *prepared* when describing
        the compilation of reserve information by certain engineering firms. We also note
        that you intend to include the definition of *audited* published by the Society of
        Petroleum Engineers along with your disclosure indicating Netherland, Sewell &
        Associates, Inc. audited 72.6 percent of your total reserves. We have considered
        your references to audited reserve information and the guidance included in the
        document Auditing Standards for Reserves that is published by the Society of
        Petroleum Engineers, and require further information. Please address the
        following points.

        (a)   Tell us the nature of the audit procedures that were performed, and
                 describe the relevancy of these procedures in relation to any limitations
                 identified.

(b)   Advise on the extent to which the engineering auditor verified the accuracy and completeness of information and data furnished by you with respect to ownership interests in the properties for which reserves are being audited; and the related oil and gas production, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production.

(c)   If the engineering audit did not cover this or other information that is also critical to the preparation of reserve information, explain to us the relevancy of such data so that the effect of the procedural limitations imposed by the scope of the audit on the conclusions are clear.

(d)   Disclose the findings of the engineering auditor.

(e)   Tell us the nature and extent of your relationship with your engineering auditor, Netherland, Sewell & Associates, Inc. Describe all financial and business interests and transactions, contingent fee arrangements, and services unrelated to the audit provided during any of the periods covered by the reserve information or subsequently.

(f)   If you did not prepare the reserve information that was subject to audit, advise us on any relationship between the preparer and engineering auditor. If the reserve information was also prepared by Netherland, Sewell & Associates, please ensure that you disclose this arrangement prominently.

(g)   Provide us with details about the specific reserve information that you have disclosed which has been subject to the engineering audit. Identify the properties audited, either individually, by region, or with other description; and specify the related quantities of proved developed and undeveloped reserves, and the applicable portion of the standardized measure of discounted future net cash flows relating to the proved oil and gas reserve quantities that were audited.

(h)   Submit for our review the engineering audit report, including the schedules detailing the information covered by the report.

Closing Comments

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief